UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            CACI INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    127190304
                                 (CUSIP Number)

Alan S. Parsow          with a copy to                      David L. Hefflinger
General Partner                                          McGrath, North, Mullin
P. O. Box 818                                                     & Kratz, P.C.
Elkhorn, NE 68022                                   1400 One Central Park Plaza
(402) 289-3217                                                  Omaha, NE 68102
                                                                 (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 23, 2001
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         CUSIP NO. 127190304               13D                 Page 2 of 3 Pages

         1.       Name of Reporting Person

                  SS or IRS Identification Number of Above Person

                  Elkhorn Partners Limited Partnership / 47-0721875

         2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                                / /      (b)

         3.       SEC Use Only

         4.       Source of Funds

                  WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

         6.       Citizenship or Place of Organization

                  Nebraska
                                           7. Sole Voting Power

                                              511,100 Shares
                  Number of
                  Shares                   8. Shared Voting Power
                  Beneficially
                  Owned by                    0
                  Reporting
                  Person                   9. Sole Dispositive Power
                  With
                                              511,100 Shares

                                         10.  Shared Dispositive Power

                                              0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  511,100 Shares

         12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
                  Shares

                  / /

         13.      Percent of Class Represented by Amount in Row 11

                  Approximately 4.53% of voting securities

         14.  Type of Reporting Person

                  PN

CUSIP NO. 127190304                  13D                      Page 3 of 3 Pages

     Elkhorn Partners Limited Partnership makes this filing to amend certain information previously reported by Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. Parsow Partnership, Ltd. has liquidated. Former partners of Parsow Partnership, Ltd. became partners in Elkhorn Partners Limited Partnership. The shares of CACI INTERNATIONAL, INC. ("CACI") common stock previously owned by Parsow Partnership, Ltd. were transferred to Elkhorn Partners Limited Partnership. This filing constitutes Amendment No. 2 to the
Schedule 13D of Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. Elkhorn Partners Limited Partnership amends such prior schedule 13D reports with respect to the common stock of CACI by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of March 23, 2001, Elkhorn Partners Limited Partnership owns 511,100 shares of CACI common stock. The CACI Form 10-Q for the quarter ended December 31, 2000 reported that there were outstanding 11,290,572 shares of CACI common stock as of December 29, 2000. Based on this number, Elkhorn Partners Limited Partnership owns approximately 4.53% of the CACI common stock.

         (c) During the past 60 days, Elkhorn Partners Limited Partnership sold 82,200 shares of CACI common stock, in open market transactions, at prices ranging from $26.34 to $27.40 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  March 23, 2001

Elkhorn Partners
Limited Partnership


By     /s/ Alan S. Parsow

     Alan S. Parsow
     General Partner